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                             [ROGERS & WELLS LETTERHEAD]


                                                                       Exhibit 8


June 18, 1998

Family Bargain Corporation
4000 Ruffin Road
San Diego, California  92123-1866

Re:     Merger of Family Bargain Corporation & General Textiles, Inc.

Ladies and Gentlemen:

You have requested our opinion with respect to certain federal income tax matters in connection with the transactions contemplated by the Plan and Agreement of Merger dated as of June 18, 1998 (the "Merger Agreement"), between Family Bargain Corporation (the "Company") and General Textiles, Inc. (the "Subsidiary"). The transactions include (i) the merger of the Company and the Subsidiary, with the Company continuing as the surviving corporation (the "Merger"), and (ii) a change of the Company's name to "Factory 2-U Stores, Inc." As part of the Merger, (A) each issued and outstanding share of the Company's common stock, par value $.01 per share (the "FBC Common Stock"), will be converted into 0.30133 shares of the Company's post-Merger common stock (the "Common Stock"), (B) each share of Series A 9-1/2% Cumulative Convertible Preferred Stock, par value $.01 per share (the "Series A Preferred"), will be converted into one share Common Stock, and (C) each share of Series B Junior Convertible Exchangeable Preferred Stock, par value $.01 per share (the "Series B Preferred"), will be converted into 173.33 shares of Common Stock.

In rendering the opinion stated below, we have examined and relied, with your consent, upon the following:

        (i)      The Merger Agreement;

        (ii) A preliminary proxy statement filed with the Securities and Exchange Commission on June 18, 1998 (the "Proxy Statement"); and

        (iii) Such other documents, records and instruments as we have deemed necessary in order to enable us to render the opinions expressed in this letter.


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ROGERS & WELLS LLP

Family Bargain Corporation                                                Page 2
June 18, 1998


In our examination of the foregoing documents, we have assumed, with your consent, that (i) all documents reviewed by us are original documents, or true and accurate copies of original documents, and have not been subsequently amended, (ii) the signatures on each original document are genuine, (iii) each party who executed the document had proper authority and capacity, (iv) all representations and statements set forth in such documents are true and correct,
(v) all obligations imposed by any such documents on the parties thereto have been or will be performed or satisfied in accordance with their terms and (vi) the Company and the Subsidiary have at all times been and the Company will at all times continue to be organized and operated in accordance with the terms of such documents. We have further assumed, with your consent, the accuracy of the statements and descriptions of the Company's and the Subsidiary's activities as described in the Merger Agreement and the Proxy Statement.

For purposes of rendering the opinion stated below, we have further assumed, with your consent, the accuracy of the representations contained in the Certificate of Representations dated June 18, 1998, provided to us by the Company and the Subsidiary (the "Certificate"). These representations generally relate to the qualification of the Merger as a tax-free reorganization for federal income tax purposes.

Based upon and subject to the foregoing, we are of the opinion that:

        1)  The Merger will qualify as (i) a liquidation within the meaning of
Section 332 of the Internal Revenue Code of 1986, as amended (the "Code"), and
(ii) a reorganization within the meaning of Code Section 368(a)(1)(E). No taxable income, gain or loss will be recognized by the Company, the Subsidiary or the stockholders of the Company as a result of the Merger. Code Sections
 332, 368(a)(1)(E), 361(a), and 354.

        2) The aggregate tax basis of shares of Common Stock received by a stockholder in the Merger will be the same as the aggregate tax basis of the FBC Common Stock, Series A Preferred and Series B Preferred exchanged therefor.
Code Section  358(a)(1).

        3) The holding period for shares of Common Stock received by a stockholder in the Merger will include the holding period for the shares of FBC Common Stock, Series A Preferred and Series B Preferred exchanged therefor, provided such stockholder held such shares as a capital asset on the effective date of the Merger. Code Section 1223(1).

The opinion stated above represent our conclusions as to the application of federal income tax laws existing as of the date of this letter to the transactions contemplated in the Merger Agreement and the Proxy Statement and we can give no assurance that legislative enactments, administrative changes or court decisions may not be forthcoming that would modify or supersede our opinion. An opinion of counsel merely represents counsel's judgement with respect to the probable outcome on the merits and is not binding on the Internal Revenue Service or the courts. There can be no assurance that positions contrary to such opinion will not be taken by the Internal Revenue Service, or that a court considering the issues would not hold contrary to such opinion.


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ROGERS & WELLS LLP

Family Bargain Corporation                                                Page 3
June 18, 1998


The opinion set forth above represents our conclusions based upon the documents, facts and representations referred to above. Any material amendments to such documents, changes in any significant facts or inaccuracy of such representations could affect the opinion referred to herein. Although we have made such inquiries and performed such investigations as we have deemed necessary to fulfill our professional responsibilities as counsel, we have not undertaken an independent investigation of all of the facts referred to in this letter and the Certificate.

The opinion set forth in this letter: (i) is limited to those matters expressly covered; no opinion is to be implied in respect of any other matter; (ii) is as of the date hereof; and (iii) may not be relied on by any other person or entity other than you or your stockholders without our prior written consent. We hereby consent to the filing of this opinion as an Exhibit to the Proxy Statement.


Very truly yours,

/s/ Rogers & Wells LLP